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                                                                    EXHIBIT 20.1



For more information:
Investor Relations                                Press Relations
Michelle Burris                                   Jesse Ciccone
Corixa Corporation                                FitzGerald Communications Inc.
(206) 754-5720                                    (415) 986-9500
burris@corixa.com                                 jciccone@fitzcomm.com

FOR IMMEDIATE RELEASE

CORIXA CORPORATION COMPLETES ACQUISITION OF RIBI IMMUNOCHEM RESEARCH, INC.

SEATTLE, WA, OCTOBER 7, 1999 -- Corixa Corporation (Nasdaq: CRXA), a research- and development-based biotechnology company, today announced that it has completed the acquisition of Ribi ImmunoChem Research, Inc., a Hamilton, Montana-based biopharmaceutical company. The acquisition combines Corixa's antigen discovery and immunotherapeutic expertise with Ribi's adjuvant know-how and manufacturing resources.

Corixa's combined product portfolio now includes nine programs in clinical development, 15 preclinical or discovery programs and ten corporate partnerships focusing on therapeutic products for cancer, infectious disease and autoimmune disease. Moreover, the combined Corixa and Ribi portfolio ranges from products in preclinical stage of development to products that have completed initial pivotal Phase III clinical trials.

On June 10, 1999, Corixa announced the signing of a definitive agreement to acquire all outstanding shares of Ribi in a stock-for-stock merger. Corixa purchased Ribi for approximately $58.5 million, which consists of Corixa common stock and options valued at $48 million, cash of $7.9 million paid by Corixa to Ribi for the redemption of Ribi Series A preferred stock and transaction costs of approximately $2.6 million. The purchase price will be allocated based on the fair value of assets acquired and liabilities assumed and purchased goodwill. The conversion of Ribi common stock into Corixa common stock has been calculated using a fixed exchange ratio of 0.1685 per share of Ribi common stock outstanding at the time of closing. All outstanding shares of Ribi Series A Preferred Stock have been redeemed in accordance with the terms of the acquisition agreement. The transaction is intended to qualify as a tax-free reorganization and will be accounted for as a purchase.

Corixa plans to continue Ribi operations in Hamilton, Mont., and consolidate most administrative functions in Seattle, Wash. As of the closing of the acquisition, Corixa now has approximately 260 employees, including 85 employees in Hamilton, Mont. Also at closing, Robert Ivy, chief executive officer, president and chairman of Ribi resigned his post and became a consultant to Corixa.



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ABOUT CORIXA

Corixa is a research- and development-based biotechnology company committed to treating and preventing diseases by understanding and directing the immune system. Corixa applies its expertise in immunology and its proprietary technology platforms to the discovery and development of vaccine and other antigen-based products. The company partners with innovative developers and marketers of pharmaceuticals and diagnostic products to make its products available to patients around the world. Corixa was founded in 1994 and is headquartered in Seattle, Washington. For more information, please visit Corixa's website at WWW.CORIXA.COM.

FORWARD-LOOKING STATEMENTS

Except for the historical information presented, certain matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include the failure of Ribi's technology to complement and/or broaden Corixa's current technological platform, the ability of the combined company to create synergies and increase the likelihood of product approval as a result of the acquisition, possible difficulties in combining the operating plans and scientific cultures of Corixa and Ribi, the ability of Corixa to utilize Ribi's current manufacturing site to produce potential Corixa products, and whether all operations will continue in Montana. These risks are detailed from time to time in Corixa's and Ribi's public disclosure filings with the U.S. Securities and Exchange Commission
(SEC), including Corixa's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, the Form 8-K filed on April 23, 1999, the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and the Corixa's Registration Statement on Form S-4, filed on August 12, 1999. Copies of Corixa's public disclosure filings with the Securities and Exchange Commission (SEC) are available from its investor relations department.



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